Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INTRAWARE, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Peter H. Jackson and John J. Moss each hereby certifies:

1.               They are, respectively, (a) the Chairman, Chief Executive Officer and President, and (b) Secretary of Intraware, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”);

2.               Article 4 of the Company’s Amended and Restated Certificate of Incorporation, as amended, is to be amended to add the following immediately after the present first paragraph thereof (which sets forth the number and par value of the Company’s authorized capital stock, none of which is being amended):

“Each ten (10) shares of the Corporation’s Common Stock issued and outstanding as of 5:00 p.m. Pacific Time on September 26, 2005, the effective date of a reverse stock split (the “Split Effective Date”), shall be automatically changed and reclassified, as of the Split Effective Date and without further action, into one (1) fully paid and nonassessable share of the Corporation’s Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the Split Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the net per share proceeds earned by the Corporation upon the sale of a number of shares of its Common Stock equal to the aggregate of the fractional shares that otherwise would have resulted due to the reverse stock split.”

3.               This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted and declared advisable by the Board of Directors of this Corporation in accordance with Sections 242 of the General Corporation Law.

4.               This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly approved, in accordance with Section 242 of the General Corporation Law, by vote of the holders of a majority of the outstanding stock entitled to vote thereon.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation on this 23 day of September, 2005.

/s/ Peter H. Jackson
Peter H. Jackson
Chairman, Chief Executive Officer and President

/s/ John J. Moss
John J. Moss
Secretary